Mail Stop 4561

August 23, 2007

Thibault de Tersant
Senior Executive Vice President
  and Chief Financial Officer
Dassault Systemes S.A.
9, Quai Marcel Dassault
B.P. 310, 92156 Suresnes Cedex, France

> **Re:** **Dassault Systemes, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed May 29, 2007**
> **File No. 000-28578**

Dear Mr. Tersant:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Item 5: Operating and Financial Review and Prospects, page 32

F. Tabular disclosure of contractual Obligations, page 51

1.   Please tell us why you have not included the 200 million euro of long-term debt due on your revolving loan facility in your tabular disclosure of contractual obligations. We refer you to Item 5.F.1 of Form 20-F which requires disclosure of all long-term debt obligations in the contractual obligations table.

Item 15: Controls and Procedures, page 90

2.   Please tell us whether the Chief Executive Officer and Chief Financial Officer
        concluded that your disclosure controls and procedures were effective based upon
        the full definition contained in Rule 13a-15(e) and 15d.15(e) under the Exchange
        Act. That is, tell us, and confirm that you will disclose in future filings, whether
        your officers concluded that your disclosure controls and procedures are effective
        to ensure that information required to be disclosed under the Exchange Act is
        recorded, processed, summarized and reported, within the time periods specified
        in the Commission's rules and forms.

Consolidated Statements of Income, page F-4

3.   We note that you have acquired software in connection with your acquisitions and
        that you are classifying the amortization of acquired software as an operating
        expense on your consolidated statements of income. Please clarify why you do
        not include the amortization of acquired software as cost of software revenue
        pursuant to Question 17 of the SFAS No. 86 Staff Implementation Guide.

Consolidated Statements of Shareholder's Equity, page F-8

4.   We note you have included the SFAS No. 158 transition adjustment required by
        paragraph 16(a) of SFAS No. 158 in Comprehensive Income. Please revise your
        future filings to present this transition adjustment only in Accumulated Other
        Comprehensive Income pursuant to the implementation guidance provided in
        paragraph A7 of SFAS No. 158.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to
provide us with marked copies of any amendment to expedite our review. Please furnish
a cover letter with any amendment that keys your response to our comments and provides
any requested information. Detailed cover letters greatly facilitate our review. Please
understand that we may have additional comments after reviewing any amendment and
your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jason Niethamer at 202-551-3855, Chris White at 202-551-3461 or me at 202-551-3730 if you have questions regarding the above comments.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief